

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2025

Christopher Masterson
Chief Financial Officer, Treasurer and Secretary
Global Net Lease, Inc.
650 Fifth Avenue, 30th Floor
New York, NY 10019

> **Re: Global Net Lease, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **File No. 001-37390**

Dear Christopher Masterson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction